INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

VIA EDGAR TRANSMISSION

April 10, 2019

U.S. Securities and Exchange Commission

Division of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited

Draft Registration Statement on Form F-1

Submitted November 19, 2018

CIK No. 0001757840

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited (the “Company”, “we”, “us”, or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 14, 2018, regarding our confidentially submitted Registration Statement on Form F-1 submitted November 19, 2018 (the “Registration Statement”). Accompanying our response, we have today submitted an updated draft confidential Registration Statement which incorporates revisions based on the Staff’s comments (the “Amended Registration Statement”). For ease of the Staff’s review, we have repeated the Staff’s comments below, which is followed by our responses.

At the outset, the Staff is advised that we have elected to include interim unaudited financial statement information in the Amended Registration Statement as of September 30, 2018 rather than June 30, 2018 for presentation purposes. We understand that as a foreign private issuer, the Company will ultimately be required to provide unaudited information as of June 30 each year.

Prospectus Summary

Overview, page 1

1.	We note that you were recently incorporated as a holding company in the Cayman Islands in April 2018. Since investors will be investing in a recently organized Cayman Islands holding company, please clarify that you are describing the business and operations of your subsidiaries throughout the prospectus summary.

We have revised the Prospectus Summary section of the Amended Registration Statement to address the Staff’s comment.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

2.	We note the disclosure that you will focus on the acquisition of medium-sized producing and exploration blocks. Revise to describe the measure that you will use to define “medium-sized” blocks.

In response to the Staff’s comment, we have added the definition of “medium-sized” blocks to the Glossary of Terms in the Amended Registration Statement and added an appropriate reference in the Prospectus Summary.

History of Corporate Structure, page 6

3.	When known, please revise the organization diagram at page 7 to quantify (in public percentages) the post-offering holdings of your current shareholders and the public investors.

The Staff is advised that we will update the Registration Statement with the requested information when the Company includes the anticipated pricing of the offering in the Registration Statement.

Risk Factors

Risk Related to Our Business

“There is inherent credit risk in any Government gas sales arrangements to which we are a party.” page 10

4.	Your disclosure here describes “[n]atural gas supply contracts such as ours” and identifies Pertamina as “the seller of the gas we produce.” However, the balance of your disclosure, including page F-25, indicates that you have not yet established natural gas production or reserves. In addition, your filing does not appear to contain any other references to a natural gas supply contract. Please revise or advise.

We have revised the referenced risk factor on page 10 of the Amended Registration Statement in accordance with the Staff’s comment.

“We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.” page 12

5.	You state here, “Historically, we have financed our capital expenditures primarily with Cash flow from operations.” Please reconcile this statement with your Liquidity and Capital Resources discussion on pages 43 to 44, where you state, ‘We have incurred recurring net losses and…have had to rely on funding through related and non-related party financings.”

We have revised the referenced risk factor on page 12 of the Amended Registration Statement in accordance with the Staff’s comment.

6.	We note the subheading of this risk factor contemplates potential “limitation[s] on the ability of our subsidiaries to make dividend payments to us.” Please clarify whether there are any material limitations on the ability of your subsidiaries to make dividend payments to you under Indonesian law. Refer to Item 4.a of From F-1 and Item 5.B.1 (b) of Form 20-F.

The Staff is advised that there are no material limitations on the ability of our subsidiaries to make dividend payments to us according to current Indonesian regulations. However, it is important to acknowledge the regulatory risk in which the Government (or third party debt arrangements) may create barriers to dividend payments or subject offshore dividend payments to increased taxation in the future.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

Capitalization, page 37

7.	Revise your capitalization table to include your outstanding debt amounts.

We have revised the capitalization table on page 37 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Key Financial Results

Statement of Operations Data, page 42

8.	Expand your disclosure to provide the average production cost, not including production taxes, per unit of oil produced for the each of the last two fiscal years. Refer to Item 1204(b) (2) if Regulation S-K.

We have added disclosure on pages 43 and 44 of the Amended Registration Statement to include the average production cost, not including production taxes, per unit of oil produced for the each of the last two fiscal years. The average production cost for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2018 were $37.96, $28.55 and $19.37 per barrel of oil respectively. Per Commission guidelines, the production cost included only those costs directly applicable to the fields and wells.

9.	We note your disclosure on page 44 that “our principal sources of liquidity have been cash provided by related and third parties during the reporting period.” Please disclose here the material terms of your principal financing arrangements, such as your loan agreements with Maderic HFO and your Shares and Receivables Purchase Agreement and Debt Conversion Agreement with those entities, which you describe on page 88. With respect to the disclosure on page 45 regarding your $1,900,000 credit facility, please revise to identify the lender under this facility and to describe the material terms and covenants. Please also describe the material terms of the $2,000,000 loan facility with Thalesco Eurotronics Pte Ltd. that you describe on page F-22. Refer to Item 4.a of Form F-1 and Item 5.B.1(a) and 5.B.2 of Form 20-F. In addition, please file each of these agreements, as well as any other material financing agreements, as exhibits to your registration statement.

In response to the Staff’s comment, we revised the Amended Registration Statement on page 51 to disclose the material terms of the loan agreements with Maderic and HFO, Shares and Receivables Purchase Agreement and Debt Conversion Agreement, $1,900,000 credit facility with PT Bank UOB Indonesia and $2,000,000 loan facility with Thalesco Eurotronics Pte Ltd. We will submit these agreements as exhibits to future amendments to the Registration Statement.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

10.	Please revise to describe all material commitments for capital expenditures, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Please also clearly specify your available working capital and disclose whether it is sufficient to meet your present requirements. Refer to Item 4.a of Form F-1 and Items 5.B.1(b) and 5.B.3 of Form 20-F. In this regard, we note your listing of several planned expenditures in your Use of Proceeds section on page 36, your reference to “planned expenditures for abandonment and site restoration in Kruh Block’ on page F-15, and your disclosure of operating lease commitments on page F-23.

In response to the Staff’s comments, we revised the Amended Registration Statement to disclose all material commitments for capital expenditures, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Financial Condition, page 44

11.	We note your presentation of “major balance sheet accounts” at December 31, 2017 and 2016 on page 44 of your submission. Please tell us about your basis for presenting this information.

The Staff is advised that the basis for presenting major balance sheet account is to exclude the immaterial accounts in terms of amount. Any account that account for less than 5% of total current assets, non-current assets, current liabilities and non-current liabilities, are excluded from the presentation.

Critical Accounting Policies, page 47

12.	You state on page F-9 that “significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgements applied in the allowance for receivables, write down other assets, estimated useful lives of property and equipment, impairment on Oil & Gas Property – Kruh Block Proven, provision for post-employment benefit, going concern.” Revise to provide additional information regarding material estimates or assumptions made in the application of your accounting policies. As part of your revised disclosure, address the process through which proved reserves are estimated. Refer to section V of SEC Release 33-8350 for additional guidance.

The Staff is advised that our proved oil reserves have not been estimated or reviewed by independent petroleum engineers. The estimate of the proved reserves for the Kruh Block was prepared by representatives of our Company, a team consisting of engineering, geological and geophysical staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.

Our estimates of the proven reserves are made using available geological and reservoir data as well as production performance data. These estimates are reviewed annually by internal reservoir engineers, and Pertamina, and revised as warranted by additional data. Revisions are due to changes in, among other things, development plans, reservoir performance, TAC effective period and governmental restrictions.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

Kruh Block’s general manager, Mr. Denny Radjawane and the Company’s Chief Operating Officer, Mr. Charlie Wu, have reviewed the reserves estimate to ensure compliance with SEC guidelines for (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities. The estimate of reserves was also reviewed by the Company’s Chief Business Development Officer and Chief Executive Officer.

The table below shows the individual qualifications of our full-time employees that prepare the reserves estimation:

Reserve	University		Total professional	Field of professional experience (years)
Estimation Team*	degree major	Degree level	experience (years)	Drilling & Production	Petroleum Engineering	Production Geology	Reserve Estimation
Charlie Wu	Geosciences	Ph.D.	41	10		31	20
Djoko Martianto	Petroleum Engineering	B.S.	39	29	10		8
Denny Radjawane	Geophysics	M.S.	28	10		18	12
Fransiska Sitinjak	Petroleum Engineering	M.S.	15	5	10		6
Yudhi Setiawa	Geology	B.S.	16	10	2	4	1
Oni Syahrial	Geology	B.S.	12			12	6
Juan Chandra	Geology	B.S.	13			13	7

The individuals from the reserves estimation team are members of at least one of the following professional associations: American Association of Petroleum Geologists (AAPG), Indonesian Association of Geophysicist (HAGI), Indonesian Association of Geologists (IAGI), Society of Petroleum Engineers (SPE), Society of Indonesian Petroleum Engineers (IATMI) and Indonesian Petroleum Association (IPA).

All information regarding material estimates or assumptions made in the application of our accounting policies can be found in “Note 2 - Summary of Significant Accounting Policies” of the “Notes to the Consolidated Financial Statements” on pages F-9 to F-11 and F-33 to F-39 of the Amended Registration Statement and in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" section on pages 45 and 46 of the Amended Registration Statement.

13.	We note that your calculation of the full cost ceiling test is based on estimated future net revenues computed based on current prices and estimated future production less future expenditures to be incurred to develop and produce the capitalized property until the expiration of the Technical Assistance Contract (“TAC”) with PT Pertamina in May 2020. Revise to provide additional detail explaining your calculation of the limitation on capitalized costs pursuant to Rule 4-10(c)(4) of Regulation S-X in light of the May 2020 expiration of the TAC. In addition, clarify the manner in which the amortization of capitalized costs is calculated.

The Staff is advised that under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, such as the TAC Kruh Block, are capitalized. At December 31, 2017 and 2016, all capitalized costs associated with Kruh's reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the 12-month unweighted average of first-day-of the-month oil and gas prices, discounted at 10%, and the lower of cost or fair value of unproved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. The Company does not have any interests in any unproved properties during 2017 and 2016. There were no cost ceiling write-downs for the years ended December 31, 2017 and 2016.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

Depletion for each of the reported periods is computed on the units-of-production method. Depletion base is the total capitalized oil and gas property in the previous period, plus the period capitalization and future development costs. Furthermore, the depletion rate is calculated as the depletion base divided by the total estimated proved reserves that expected to be extracted during the operatorship. Then, depletion is calculated as the production of the period times the depletion rate. All capitalized costs shall be amortized based on the projected production (in this case, equal to the total estimated proved reserves) until the expiry of the TAC Contract in May 2020.

We have included disclosure in response to the Staff’s comment in “NOTE 2 - Summary of Significant Accounting Policies” of the “Notes to the Consolidated Financial Statements”, on pages F-10 to F-11 and F-35 of the Amended Registration Statement, and in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" section on pages 45 and 46 of the Amended Registration Statement.

Business

Our Assets, page 50

14.	You disclose in various locations information relating to estimated quantities of reserves that appear as though they may not meet the relevant definitions in Rule 4-10(a) of Regulation S-X. In this regard, we note that the reserves disclosed on page 50 are specifically identified as being prepared according to the Petroleum Resources Management System (PRMS) guidelines (SPE 2007). These estimates may conflict with the guidance pertaining to the disclosure of oil and gas activities pursuant to Items 1201(a) and 1201(c) of Regulation S-K. To the extent that these estimates of reserves do not adhere to the definitions in Rule 4-10-(a) of Regulation S-X, revise or remove these estimates accordingly. This comment applies to the disclosure of reserves throughout your document including, but not limited to, disclosure appearing on pages 2, 3, 50, 53 and 60.

In accordance with the Staff’s comment, we have removed from the Registration Statement all disclosure related to estimates that do not meet the relevant definitions in Regulation S-X.

15.	You disclose in various locations information relating to estimated quantities of contingent and prospective resources or un-risked resources that appear to conflict with guidance pertaining to disclosure of oil and gas activities pursuant to Items 1201(a) and 1201(c) of Regulation S-K. Specifically, the Instruction to Item 1202 of Regulation S- K generally prohibits disclosure in any document publicly filed with the Commission of estimates and values of oil and gas resources other than reserves. If your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, revise your disclosure to remove these estimates. This comment applies to the disclosure of resources throughout your document, including but not limited to, the disclosure on pages 2, 3, 41, 50, 52, 54, 56, and 58.

In accordance with the Staff’s comment, we have removed from the Registration Statement all disclosure related to estimates that do not meet the relevant definitions in Regulation S-X. The Staff is advised that there remain a few instances in the Amended Registration Statement where the terms “un-risked” or “risk” are used in describing the oil reserves at Citarum Block (see page 3). Please note that these references are citations to the Government’s bid document for Citarum only, and we have not used these terms elsewhere in the Amended Registration Statement.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

16.	Expand your disclosure relating to the Kruh and Citarum Blocks to provide a concise summary of the number of productive and dry exploratory wells drilled and separately the number of productive and dry development wells drilled for each of the last two fiscal years. Refer to the disclosure requirements pursuant to Items 1205(a)(1) and (a)(2) and the definitions of the terms relating to such disclosure in Item 1205(b) of Regulation S-K, respectively.

The Staff is advised that no development wells were drilled in 2016 and 2018 and no exploratory wells were drilled by the Company to date. As of December 31, 2018, Kruh Block has 4 oil producing wells (K-20, K-21, K-22 and K-23 in Kruh field) covering 47 acres. There were no dry development wells drilled by the Company since it started the operatorship of Kruh and Citarum Blocks. We have added this disclosure on page 59 of the Amended Registration Statement.

17.	Expand your disclosure relating to the Kruh and Citarum Blocks to provide concise summaries of the total number of productive wells as of a reasonably current date or as of the end of the current fiscal year, expressed separately for oil and gas wells, the amount of developed acreage, e.g. acreage assignable to productive wells, and the amount of undeveloped acreage. Refer to the disclosure requirements pursuant to Items 1208(a) and (b) and the definitions of the terms relating to such disclosure in Item 1208(c) of Regulation S-K, respectively. Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.

In accordance with the Staff’s comment, we have provided on page 60 of the Amended Registration Statement a narrative and tabular summary of the total number of productive wells and respective acreage.

18.	Expand your disclosure relating to the Kruh and Citarum Blocks to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), water floods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.

The Staff is advised that, with respect to Kruh Block, there is no drilling of new well planned until the contemplated extension of the operatorship in the block. Recent major activities in the Kruh field were well services and necessary work for maintaining production. The work included well cleaning and production string replacement. In December 2018, we initiated a pilot project with the application of electrical stimulation oil recovery method (ESOR) for increasing the oil production in the Kruh field. If the ESOR carries positive results, we will apply it into other fields within the Kruh block. Disclosure relating to our present activities can be found on page 59 of the Amended Registration Statement.

With respect to Citarum Block, the Staff is advised that there is no drilling of new well planned until the geological and geophysical study and 2D seismic study is concluded this year.

19.	Please revise the profit sharing percentages on page 51 to account for the 44% tax depicted in the diagram on page 68, and clarify whether you will additionally owe the 30% Indonesia CIT tax that you describe on page F-20.

The Staff is advised that the 44% tax depicted in the diagram on page 68 is not applicable to our profit sharing because we have not yet fully recovered the costs in relation to Kruh Block. Our recoverable cost balance is approximately $19,000,000 and up to the expiry of the contract, we will not be able to fully recover those costs, therefore, the 44% tax will not be applied to our current contract.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

20.	Please provide us with support for your assertion on page 51 that "drilling infill wells is considered a low risk investment due to the higher probability of these wells to produce commercial levels of oil compared to other types of wells."

In response to the Staff’s comment, we have revised the referenced assertion on page 58 of the Amended Registration Statement to state that “drilling proved undeveloped (PUD) wells which is considered a low risk investment due to the higher probability of these wells to produce commercial levels of oil compared to drilling wells with unproved reserves.”

21.	On page 52 of your submission, you state that you generate approximately $500,000 per month of revenue from the Kruh block at a per barrel crude price of $65. Revise this statement to clarify the amount of production necessary to generate this amount of revenue and to provide context for the assumed per barrel crude price of $65.

In response to the Staff’s comment, we revised the referenced statement on page 59 of the Amended Registration Statement to clarify the price used for the revenue calculation and also the amount of crude oil produced in order to reach the mentioned revenue. The statement in the Amended Registration Statement now reads: “Our production is our primary source of revenue. At a per barrel crude price of US$66.12 (historical 12-month average price calculated as the average price for each month in 2018) and an average production of 9,000 barrels of oil per month, we are able to generate more than US$440,000.00 per month of net revenue from Kruh.”

Management, page 77

22.	We note that Dr. Jusuf, Dr. Wu, and Mr. Huang currently hold positions with other entities. For example, disclosure at page 78 indicates that Dr. Wu is the Chief Technology Officer for Pt. Pandawa Prima Lestari, “an oil and gas company operating a PSC block in Kalimantan,” as well as “an independent oil and gas consultant.” Please revise the biographical descriptions for these individuals to disclose the number of hours per week each individual expects to devote to your company.

In response to the Staff’s comment, we have included under the heading “Executive Compensation—Employment Agreements” descriptions of the now executed employment agreements with our officers, which agreements contain certain provisions regarding the amount of business time such officers are required to dedicate to the business of the Company, including prior to and following the offering.

Description of Share Capital, page 90

23.	We note the disclosure that "Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights," every shareholder who is present in person at a shareholders' meeting and every person representing a shareholder by proxy shall have one vote. Please revise this section to specifically describe any special voting rights of your share capital.

The Staff is advised that there are no shares carrying special voting rights, so we have removed the sentence that mentions special voting rights in the Amended Registration Statement.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

Underwriting, page 111

24.	Please disclose here the material terms of the compensation warrants to be issued to Maxim Group LLC upon closing of the offering.

We have updated the disclosure in the Amended Registration Statement (see page 124) in response to the Staff’s comment.

Notes to the Consolidated Financial Statements

Supplementary Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves the Company Expects to Lift Upon TAC's Expiry, page F-25

25.	Your disclosure indicates that the reserves as of December 31, 2016 and 2017 are based on estimates prepared by independent petroleum engineers If true, obtain and file the reserves reports prepared by your independent petroleum engineers as exhibits to the Registration Statement for each fiscal year-end presented. Refer to the disclosure requirement pursuant to Item 1202(a)(8) of Regulation S-K. Your independent petroleum engineers should conform their reports to the specific disclosures required by Items 1202(a)(8)(i) through (a)(x) of Regulation S-K prior to their inclusion as exhibits in the Registration Statement.

As addressed in our response to Comment 12, our reserves estimates were not prepared by independent petroleum engineers. We have revised the text of the notes to the financial statements appearing on page F-25 of the Amended Registration Statement accordingly.

26.	Expand your disclosure to describe the internal controls you use in the reserves estimation effort, including the qualifications of the technical person within Indonesia Energy Corporation Limited primarily responsible for overseeing the preparation of the reserves estimates disclosed in the Registration Statement. To the extent that you represent that a third party prepared the estimates of reserves or conducted a reserves audit, you must additionally disclose the qualifications of the technical person(s) within the third party engineering firm primarily responsible for overseeing the preparation of such estimates. Refer to the requirements pursuant to Item 1202(a) (7) of Regulation S-K.

The Staff is advised that the reserves estimate presented was prepared by the Company, from the team consisting of qualified geologist, geophysicist and petroleum engineer. The general manager of the Kruh Block checks and reviews the reserves estimate prior to our Chief Operating Officer’s final review and approval of the report. Both the general manager of Kruh Block and our Chief Operating Officer have more than 27 years’ experience in preparing or reviewing reserves evaluations.

27.	Refer to the definition of proved reserves and confirm for us that the net quantities presented on page F-25 meet the requirements in Rule 4-10(a) (22) of Regulation S-X, including but not limited to the requirements to be economically producible under existing economic conditions, as specified in 4-10(a)(22)(v), and government regulations from a given date forward prior to the time at which contracts providing the right to operate expire. To the extent that your estimates do not fully conform to these requirements, revise your estimates accordingly. This comment also applies to the disclosure of proved reserves provided on page F-17.

We have made revisions in the Amended Registration Statement in accordance with the Staff’s comment to follow the definition of proved reserves in Rule 4-10(a) (22) of Regulation S-X and clarified the amount of net reserves of the Company. The revision can be found on page F-26 of the Amended Registration Statement.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

28.	Confirm for us that the reserve quantities presented on page F-25 represent your net entitlement volumes as determined based on the economic interest method and are not otherwise based on the working interest method, e.g. the company’s estimate for total proved reserves multiplied by the respective working interest held by the contracting Company, net of any royalty. To the extent that the net proved reserves disclosed were not determined based on the economic interest method, revise your estimated quantities accordingly or tell us why a revision is not necessary. This comment also applies to the disclosure of proved reserves provided on page F-17.

We have made revisions on page F-26 of the Amended Registration Statement in accordance with the Staff’s comment to follow the definition of proved reserves in Rule 4-10(a) (22) of Regulation S-X and clarified the amount of net reserves of the Company based on the economic interest method.

29.	Expand the disclosure provided on page F-25 to clarify the extent that there are any proved sales gas or natural gas liquids reserves. Refer to the disclosure requirements pursuant to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4. This comment also applies to the disclosure of proved reserves provided on page F-17.

The Staff is advised that the Company does not have any proved sales gas or natural gas liquid reserves and we have clarified in the Amended Registration Statement that we only have crude oil reserves.

30.	Explain to us why the net quantities of proved reserves presented on page F-25 appear to be inconsistent with the comparable disclosure of proved reserves provided on page F-17.

We have made revisions in the Amended Registration Statement in accordance with the Staff’s comment such that the reserves disclosures are consistent throughout the entire document following the definition of proved reserves in Rule 4-10(a) (22) of Regulation S-X and we also specified the amount of net reserves of the Company based on the economic interest method.

31.	Expand the presentation of proved reserves on page F-25 to additionally provide the separate disclosure of the net quantities by product type, e.g. crude oil/condensate, natural gas liquids and/or natural gas, of proved developed and proved undeveloped reserves at the beginning and end of each fiscal year. Refer to the illustration in Example 1 of FASB ASC 932-235-55-2 and the disclosure requirements in Item 1202(a)(2) of Regulation S-K and FASB ASC 932-235-50-4, respectively. This comment also applies to the disclosure of proved reserves provided on page F-17.

The Company confirms to the Staff that there are only crude oil reserves. There are no condensate, natural gas liquids and/or natural gas reserves present as of the current date.

32.	To the extent that there are any proved undeveloped reserves as of December 31, 2017, provide the disclosure required by Items 1203(a) through 1203(d) of Regulation S-K and expand your disclosure accordingly.

We have made revisions on page 60 of the Amended Registration Statement in accordance with the Staff’s comment to expand the disclosure to provide details regarding proved undeveloped reserves.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

33.	Your disclosure of the changes in the net quantities of total proved reserves appears to be limited to the production that occurred during the year. The lack of other changes such as revisions of previous estimates, improved recovery, and/or extensions and discoveries that occurred during the fiscal year appears to be inconsistent with the discussion provided under the section Business-Our Assets regarding such factors as your well activities or the impact of changes in oil prices that occurred during 2016 and 2017 and the types of changes identified in the discussion under the section Oil and Gas Capitalized Property on page F-17. Revise your disclosure to address each of the applicable categories of change identified in FASB ASC paragraph 932-235-50-5 for each period presented. This comment also applies to the disclosure provided on page F-17.

The Staff is advised that the amount of gross and net reserves disclosed, as of December 31, 2017, on page F-26 of the Amended Registration Statement is limited to the total amount of oil we are able to recover up to May 2020, when the TAC contract expires. We understand that our well activities and changes in oil prices that occurred during 2016 and 2017 would have had required revisions on our previous estimates, extensions and discoveries should we have had, at that time, evidence indicating that renewal of the operatorship of the Kruh Block was reasonably certain, as we have now, according to the definition of proved reserves in Rule 4-10(a) (22) of Regulation S-X.

34.	To the extent that you revise the presentation of the changes in your total net proved reserves, include an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. Expand the explanation relating to revisions in the previous estimates of your reserves to identify such factors as changes caused by commodity prices, reservoir or well performance, results of infill drilling, government restrictions, and/or changes in development plans. Refer to FASB ASC 932-235-50-5.

Please see our response to Comment 33.

Exhibits and Financial Statement Schedules, page II-2

35.	Please file the Technical Assistance Contract (for the Kruh Block) and the Production Sharing Contract (for the Citarum Block) as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

We will provide the requested contracts for the Staff’s review as part of a future submission of the Registration Statement.

General

36.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Staff is advised that no such written communications have been made between the Company and potential investors.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

April 10, 2019

We thank the Staff in advance for its review of the foregoing and the Amended Registration Statement. If you have further comments or require further information, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ James J. Huang
James J. Huang Chief Investment Officer

cc: Ellenoff Grossman & Schole LLP